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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 28 2014

Wasnington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAINIER SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

10500 NE 8TH ST, STE 1130

BELLEVUE   WA   98004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF GOLDSTEIN   (425) 732-6000
                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
                (Name – if individual, state last, first, middle name)
601 UNION ST, STE 2300   SEATTLE   WA   98101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See
Section 240.17 a-5(e)(2)

Potential persons who are to respond to the collection of
Information contained in this form are not required to
respond unless the form displays a currently valid OMB
control number.

SEC 1410 (06.02)

1

OATH OR AFFIRMATION

I, _____Jeff Goldstein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Rainier Securities, LLC_____, as of _December 31, 2013_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Notary Public

_____
CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a)   Facing Page.
- ☒ (b)   Statement of Financial Condition.
- ☒ (c)   Statement of Income (Loss).
- ☒ (d)   Statement of Changes in Financial Condition.   (Cash Flows)
- ☒ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.   (Not Applicable)
- ☒ (g)   Computation of Net Capital.
- ☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   (Not Applicable)
- ☐ (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.   (Not Applicable)
- ☒ (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.   (Not Applicable)
- ☒ (l)   An Oath or Affirmation.
- ☒ (m)   A copy of the SIPC Supplemental Report.   (See the separately bound report.)
- ☐ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.   (Not Applicable)

Reserve requirement is not applicable

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- ☒ (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

RAINIER SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

petersonsullivan LLP

Certified Public Accountants
& Advisors

RAINIER SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

C O N T E N T S



peterson sullivan LLP

Certified Public Accountants
& Advisors

INDEPENDENT AUDITORS' REPORT

To the Members
Rainier Securities, LLC
Bellevue, Washington

We have audited the accompanying statement of financial condition of Rainier Securities, LLC ("the Company") as of December 31, 2013, and the related statements of operations, members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

601 Union Street   (206) 382-7777 MAIN   pscpa.com
Suite 2300   (206) 382-7700 FAX
Seattle, WA 98101

An independent firm associated with
MOORE STEPHENS

Opinion

In our opinion, the financial statements referred to 'above present fairly, in all material respects, the financial position of Rainier Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP.

February 26, 2014

4

RAINIER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	56,525
Accrued interest		84,186
Deposits with clearing organization		100,000
Securities owned		10,929,397
Prepaid expenses		55,933
Deposits		100,434
	$	11,326,475

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Loan payable to clearing organization	$	3,919,678
Other amounts payable to clearing organization		18,586
Guaranteed payments and bonuses payable		130,837
Securities sold, not yet purchased		1,543,682
401(k) contribution payable		143,600
Accrued expenses and other liabilities		85,840
Total liabilities		5,842,223
Members' equity		5,484,252
	$	11,326,475

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

Revenue		
Net gains on sale of securities	$	3,279,982
Interest and other income		490,331
		3,770,313
Expenses		
Guaranteed payments		1,178,359
Transaction settlement costs		724,716
Employee wages and payroll taxes		471,898
Data subscription		165,100
401(k) employer contributions		142,379
Licenses, registrations, and taxes		109,601
Interest		80,955
Rent		62,749
Professional fees		40,849
Office		31,968
Communications		10,418
Travel and entertainment		3,263
		3,022,255
Net income	$	**748,058**

RAINIER SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2013

Balance, December 31, 2012	$	5,471,104
Net income		748,058
Distributions		(734,910)
Balance, December 31, 2013	$	5,484,252

See Notes to Financial Statements

RAINIER SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net income	$	748,058
Adjustments to reconcile net income to net cash flows		
from operating activities		
Change in operating assets and liabilities		
Accrued interest		90,589
Securities owned		5,473,858
Prepaid expenses		3,734
Deposits		360
Loan payable to clearing organization		(6,868,461)
Other amounts payable to clearing organization		(10,428)
Guaranteed payments and bonuses payable		(75,479)
Securities sold, not yet purchased		1,368,096
401(k) contribution payable		1,600
Accrued expense and other liabilities		(18,556)
Net cash flows from operating activities		713,371
Cash Flows from Financing Activity		
Distributions to members		(734,910)
Change in cash		(21,539)
Cash, beginning of year		78,064
Cash, end of year	$	56,525
Supplemental Cash Flow Information		
Cash paid during the year for interest	$	80,955

See Notes to Financial Statements

8

NOTES TO FINANCIAL STATEMENTS

Note 1.   Organization and Significant Accounting Policies

<u>Organization</u>

Rainier Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority.   The Company's activities are primarily comprised of purchasing and selling corporate and municipal bonds, and holding these types of securities for the Company's own account.

As a limited liability company (or "LLC"), an owner's liability is generally limited to contributions made to the LLC.   An LLC owner is referred to as a Member.   The Company has five Members and all are involved in the Company's operations.   The LLC has appointed one Member to act as the Managing Member.

<u>Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.   Actual results could differ from those estimates.

<u>Cash</u>

Cash consists of cash in banks.   The Company occasionally has deposits in excess of federally insured limits.

<u>Clearing Organization</u>

The Company has an agreement with National Financial Services, LLC to act as the clearing organization for the Company.   The clearing organization clears all security transactions.

The Company is required to maintain certain interest bearing deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

The loan payable to the clearing organization bears interest at approximately the Federal funds rate plus 1% (resulting in a rate of 1.25% at December 31, 2013), and is secured by securities owned.   There is no formal due date associated with this agreement.

<u>Furniture and Equipment</u>

Furniture and equipment is stated at cost ($97,574) and has been fully depreciated using straight-line methods over estimated useful lives of three to seven years.

<u>Revenue Recognition</u>

Revenue associated with securities transactions is recognized on a trade date basis.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

Securities owned and securities sold, not yet purchased (short sales) are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations. The fair value measurement of securities owned and securities sold, not yet purchased, was determined using Level 2 observable market inputs, within the fair value hierarchy, consisting of quoted values around December 31, 2013, as certain securities are not traded on a daily basis.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities. The Company's federal tax returns are open to examination for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which has the same date as the date of the independent auditors' report.

Note 2.   Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at December 31, 2013, are composed of:

Corporate debt securities	$	5,539,657
Municipal debt securities		5,389,740
	$	10,929,397

Two issuers of corporate debt securities issued 21% of the total balance of corporate debt securities. These issuers may be issuing more than one series of securities. No other corporate or municipal debt issuer is equal to over 10% of the balance.

Securities sold and not yet purchased are entirely composed of corporate debt securities. Two issuers were associated with 26% of the liability related to securities sold, not yet purchased.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default. The Company minimizes credit risk by investing in a diversified pool of issuers.

The Company's counterparty risk is minimized by trading primarily with other broker-dealers and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Guaranteed Payments

The Company makes guaranteed payments to all of its Members. Three of the Members receive their guaranteed payments based on trading profits, net of various expenses, each month. The President (another Member), in addition to guaranteed payments, receives a monthly salary. All payments are increased to cover FICA and Medicare taxes. A different Member receives a monthly salary as CEO.

Note 5. Leases

The Company leases its office space under an operating lease that expires in January 2018. Rent and the related expenses paid under this operating lease agreement for 2013 was $62,749. The following is a schedule of minimum lease payments required under non-cancelable operating leases for the years ending December 31:

2014	$	46,115
2015		47,797
2016		49,479
2017		51,161
2018		4,275
	$	198,827

Note 6. Subsequent Event

On January 15, 2014, the Company made distributions to its Members totaling $484,253. The Company expects to make additional distributions in April 2014, but the amount is undetermined.

Note 7. Commitments, Contingencies, and Guarantees

As of December 31, 2013, management of the Company believes that there are no commitments (other than the commitment described in Note 5), contingencies, or guarantees that may result in a loss or future obligations.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $100,000, whichever is greater. At December 31, 2013, the required minimum net capital was $100,000. At December 31, 2013, the Company had computed net capital of $4,684,631, which was in excess of the required net capital level by $4,584,631. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 0.081 to 1.

SUPPLEMENTARY INFORMATION

RAINIER SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2013

COMPUTATION OF NET CAPITAL

Members' equity	$	5,484,252
Deductions		
Other assets		55,933
Haircuts on security positions		
Municipal debt securities		309,358
Corporate debt securities		434,330
Net capital		4,684,631
Minimum net capital		(100,000)
Excess net capital	$	4,584,631

COMPUTATION OF AGGREGATE INDEBTEDNESS

Guaranteed payments and bonuses payable	$	130,837
401(k) contribution payable		143,600
Other amounts payable to clearing organization		18,586
Accrued expenses and other liabilities		85,840
Total aggregate indebtedness	$	378,863

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$	100,000
Percentage of aggregate indebtedness to net capital		8.1%
Ratio of aggregate indebtedness to net capital		0.081 to 1

Rainier Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

RAINIER SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER
THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE
AUDITED COMPUTATION OF NET CAPITAL

December 31, 2013

Net capital per the broker's unaudited Focus Report, Part IIA, and
    net capital as recalculated $ 4,684,631

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

15

petersonsullivan LLP

Certified Public Accountants
& Advisors

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Members
Rainier Securities, LLC
Bellevue, Washington

In planning and performing our audit of the financial statements of Rainier Securities, LLC ("the Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

601 Union Street   (206) 382-7777 MAIN   pscpa.com
Suite 2300   (206) 382-7700 FAX
Seattle, WA 98101   *An independent firm associated with*
                                                            MOORE STEPHENS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP.

February 26, 2014

RAINIER SECURITIES, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

peterson sullivan LLP

Certified Public Accountants
& Advisors

RAINIER SECURITIES, LLC

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

peterson sullivan LLP

Certified Public Accountants
& Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Rainier Securities, LLC
Bellevue, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Rainier Securities, LLC ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger and vendor invoices), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 26, 2014

601 Union Street   (206) 382-7777 MAIN   pscpa.com
Suite 2300   (206) 382-7700 FAX
Seattle WA 98101
                                                           An independent firm associated with
                                                           MOORE STEPHENS

RAINIER SECURITIES, LLC

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2013

Total assessment for the year ended December 31, 2013	$	9,066
Payment made with SIPC-6 on July 26, 2013		(4,492)
Amount due with Form SIPC-7	$	4,574